Exhibit (a)(1)(J)
CONTACT:	S. Leslie Jewett (949) 255-0500 ljewett@calfirstbancorp.com

CALIFORNIA FIRST NATIONAL BANCORP ANNOUNCES FINAL RESULTS OF TENDER OFFER

Company Purchases 1,300,000 Shares of its Common Stock at $13.00 per Share

IRVINE, CALIFORNIA, August 26, 2008 -- California First National Bancorp (NASDAQ: CFNB) ("CalFirst Bancorp" or the "Company") today announced the final results of its modified Dutch auction tender offer to purchase up to 1,300,000 shares of its common stock, which expired at 5:00 p.m., New York City time, on Wednesday, August 20, 2008.

Based on the final count by the depositary for the tender offer, an aggregate of 1,431,621 shares of common stock were properly tendered and not withdrawn at a price of $13.00 per share. The Company has accepted for purchase an aggregate of 1,300,000 shares, resulting in a proration factor of approximately 90.8% of the shares tendered. The shares purchased by the Company in the tender offer represent approximately 11.4% of the shares outstanding as of the expiration of the tender offer on August 20, 2008. With completion of the tender offer, CalFirst Bancorp has approximately 10,140,725 shares of common stock outstanding.

The depositary will promptly pay the purchase price of $13.00 per share for shares accepted for purchase. All shares tendered and delivered but not purchased due to proration or rounding adjustments will be returned promptly to shareholders.

The self-tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated July 21, 2008 and filed with the Securities and Exchange Commission on Schedule TO, as subsequently amended on August 4, 2008 and August 21, 2008.

The information agent and depositary for the tender offer is Mellon Investor Services LLC. All questions regarding the tender offer may be directed to the Information Agent at (888) 838-0120.

About California First National Bancorp

California First National Bancorp is a bank holding company with leasing and bank operations based in Orange County, California. California First Leasing Corporation leases and finances computer networks and other high technology assets through a centralized marketing program designed to offer cost-effective leasing alternatives. California First National Bank is a FDIC-insured national bank that gathers deposits using telephone, the Internet, and direct mail from a centralized location, and will lease capital assets to businesses and organizations and provide business loans to fund the purchase of assets leased by third parties.